UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

<u>Relevant Links, Inc.</u>
(Name of small business issuer in its charter)

<u>Colorado</u>	<u>7379</u>	<u>84-1547578</u>
State of incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

5655 S. Yosemite St. #109	5655 S. Yosemite St. #109
Greenwood Village, Colorado 80111	Greenwood Village, Colorado 80111
(720) 346-0006	720-346-0006
Principal Executive Offices	Principal Place of Business

Mark A. Bogani
6565 S. Syracuse Way
Englewood, Colorado 80111
(303) 694-4895
Name, address, and telephone number of agent for service

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	350,000	$ 2.00	$ 700,000	$ 184.00

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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Disclosure alternative used (check one): **Alternative 1; X** ; Alternative 2 ___

_____

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

Relevant Links, Inc.

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Common Stock: 350,000 Shares

Relevant Links, Inc. is offering 350,000 shares of Common Stock at a price of $2.00 per share. This is a direct public offering conducted by Relevant Links, Inc. The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. Relevant Links, Inc. may extend this offering for an additional 90 days, solely at the discretion of the company.

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The date of this offering prospectus is December 12, 2000.

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This offering is being registered for sale in the State of Colorado

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Common Stock: 350,000 shares
Offering Price: $ 2.00 Per Share

	Price to Subscribers	Proceeds to Company
Per Unit	$ 2.00	$ 2.00
Total	$ 700,000	$ 700,000

The proceeds to Company are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this offering. See Use of Proceeds, page 17, for details of expenditure.

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency, nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. **See *question #2, page 4,* for the "RISK FACTORS" that management believes present the most substantial risks to an investor in this offering**.

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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Table of Contents

PART I

PART II

Until December 3, 2001, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and
other attachments consists of a total of 61 pages.

III

THE COMPANY

1.   Exact corporate name: Relevant Links, Inc.

State and date of incorporation: Colorado; April 07, 2000

Street address of principal office: 5655 S. Yosemite Street, Suite 109
Greenwood Village, Colorado 80111
Company telephone number: (720) 346-0006

Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Bruce Penrod
CEO, Relevant Links, Inc.
(720) 346-0006 Extension 202

RISK FACTORS

2. Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1. *Investors could lose all or a substantial portion of their investment because the Offering price arbitrarily determined by the company has been set too high.*
The Offering Price of the Common Shares bears no relation to book value, assets, earnings, or any other objective criteria of value. The company has arbitrarily determined the price. Investors could lose all or a part of their investment if the Offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for the company's stock, the shares will attain market values commensurate with the Offering Price.

2. *The company may not realize sufficient proceeds from this Offering to implement its business plans, as the company is offering shares on direct participation basis, rather then using the experience of a dealer-broker.*
The company is offering Shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered Shares. No assurance can be given that any or all of the Shares will be sold. The company does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares. A delay in the sale of the shares in this Offering can be expected to cause a similar delay in the implementation of the company's business plan.

3. *Penny Stocks – Investors will be subject to additional disclosure requirements, probable price fluctuations, and the lack of liquid market for securities.*
The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable

determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

4. *Investors will have restricted liquidity of securities in this Offering, as the securities are to be registered in the State of Colorado only.*
 The company will initially register its securities for sale in the State of Colorado. The company is considering registration in additional states. As the securities will likely not be considered a "covered" security, state registration is required for initial sales from the issuer and resales by investors. Investors wishing to sell their securities to residents of states where the offering has not been registered may only be able to do so if an "exception" to state registration exists. Investors in this Offering must consider that registration of these securities in the State of Colorado only, may restrict liquidity of the securities.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

 (a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

  Relevant Links, Inc. ("RLI" or "The Company") has been formed to:

  1. Create and operate narrow-interest group Internet web sites, called "**niche portals**", appealing to a variety of affinity groups. These niche portals will offer content appealing to that specific interest group, including an extensive library of "relevant links" to other web sites of interest on the subject matter, and serve as a useful hub site for affinity group members. This is accomplished by exhaustively pre-searching the overall Internet for other sites of (narrow) interest and creating handy, organized lists of links to those sites. The niche portal offers all the benefits of a complete search engine without all the necessary effort to weed out the extraneous, "irrelevant" sites suggested by generalized search engines.

  2. Write new, proprietary underlying **niche portal software applications** that will facilitate easier, more automated management of all aspects of the niche portal and serve as a template for all Company-generated niche portal sites. Such an application will largely automate the many functions designed into the niche portal sites, making ongoing site administration far easier than current applications allow.

  3. Create and operate niche **auction sites** for narrow interest group items. The Internet has evolved numerous auction venues taking advantage of the virtually free posting of information to a world-wide audience. Most such sites offer broad merchandise categories, while niche auctions will restrict to one specific, narrow category. To date, the company has launched one such site, www.numsbid.com, which will soon auction rare coins.

  4. Create a new **auction software application** which closely parallels existing auction software currently utilized by companies like eBay, but includes refinements management believes will improve functionality, making such software more valuable than existing products.

Niche Portals

One of the most important functions performed by the Internet is dissemination of information on specific subjects to a worldwide audience of adherents. A new type of special interest group site is evolving; the niche portal. The niche portal is a central meeting site for these special interest groups, with links to numerous narrower satellite sites. Once linked, benefits flow to both the niche portal and the satellite sites, providing traffic which would otherwise not find the satellite site, and building a library of relevant links for the niche portal, making it more useful.

Most existing niche portals are built and managed by amateur enthusiasts, who lack advanced programming and/or marketing skills, so effective well-designed niche portals are rare in each narrow interest. There are five main skills needed to produce successful niche portal web sites: concept planning, site design and construction, link solicitation and implementation, site promotion to build audience, and advertising sales. Each of these areas requires unique talents and virtually no one possesses all such talents. For this reason, the Company intends to utilize an assembly line approach to the business, by which different individuals will perform each of these tasks. This contrasts with the methodology of most existing niche portals, in which one enthusiast attempts to perform all such task (often poorly).

Once RLI launches a specific-interest niche portal site with useful links and begins to secure an audience, it will solicit advertising directly related to the subject matter. It is generally accepted that advertisers seek to focus their advertising budgets on the most receptive possible customers, and a niche portal, viewed almost exclusively by narrow group devotees becomes an ideal, selected audience. The Company believes it can solicit and secure relevant advertising which is more focused and effective to the advertiser and therefore more lucrative to the web site and RLI.

Linking Software Application.

A central concept of Niche Portals is the extensive use of links to other useful ('satellite') sites related to the central concept. To date, linking has required laborious efforts to manually insert links on both sites. Recent software innovations such as "Links 2.0", a software application developed by Gossamer-Threads, have made linking far easier and more automated, in that the visitor to the site can now merely fill out a web-based form that is then processed on the server and automatically added to a flat-file database file, which establishes the link.

However, one of the deficiencies of the Links 2.0 software package is that it utilizes a flat-file database, which is inherently slow and inefficient as the size of the database increases, adversely affecting the overall performance of the site. Additionally, while the concept of the Links 2.0 application is excellent, it lacks features that are important for user interactivity.

Relevant Links intends to modify current approaches by configuring its program to work with a relational database such as mySQL, which will greatly improve performance and overall site speed. Additionally, utilizing a relational database as opposed to a flat file will greatly expand the flexibility of the database itself, making multiple entries into the database unnecessary to appear in different sub-directories.

The new product, which will be called "Relevant Links v.1.0" will include features such as an automated site magazine. This will enable "link holders" to add relevant articles to the site magazine through a web browser interface. This software will then automatically insert the article into the magazine, displaying author information, date and contributor. After a specified period of time, the article will automatically be removed from the magazine and placed into a searchable archive. Other additional features will include the ability for users to add new categories to the database directory without the site administrator; adding a "review" feature to the directory listings enabling users to write a review on the listing. This software package will completely automate the niche portal, eliminating daily maintenance. The company does not intend to market this software application initially, but may elect to do so in the future depending on the evolution of niche portals in general.

Auction Sites.

One clearly successful web application has been the proliferation of on-line auctions. First and foremost among these is eBay, which offers third party 'garage sale' auctions in literally hundreds of different categories of merchandise, and continues to enjoy spectacular growth. The Company believes that a significant opportunity exists to build and host a number of auction sites with a far narrower focus; rare coins, for example. Toward that end, the Company has already launched an auction site, www.numisbid.com for the auctioning of rare coins, and has begun contacting coin dealers. Numisbid.com will offer consumer to consumer, business to consumer and anonymous business to business auctions. Two of the principals of Relevant Links, Inc. have extensive contacts within the numismatic industry, which should help the company establish a presence. Auction sites receive revenue from both commissions and advertising. The company is in contact with a number of coin vendors who have expressed interest in using this newly established auction site and the company is optimistic it will secure significant business for the site shortly.

Auction Software.

Just as the Company recognizes shortcomings in existing linking software applications, it foresees a need for a proprietary auction application specifically for "niche" interests that will take the concept of current auction applications and make it more efficient. In particular, this application will attempt to greatly simplify the installation process, thus improving the web-based administrator interface and making administration of the auction site possible for the layman.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The company has purchased two Niche Portals, Stockpickcentral.com (SPC) from Mark Bogani and Jeff Chatfield and Coincrazy.com (CC) from Mark A. Bogani and Stephen G. Slater and these sites become the original flagship portals owned and managed by the Company. SPC appeals to stock investors and was launched in March 1999, and revised to current format in July. CC was launched in September 1999.

Both these sites, as with future Niche Portals, exhibit five main elements:
1. Extensive Links Directory
2. News Headlines
3. User Forums
4. Monthly magazine with articles contributed by Link Holders
5. FAQ / Knowledge Base

The effort is to serve the needs of the affinity group by providing a forum for dissemination of news, discussions and in-depth articles, while providing a useful Link Directory which is very exhaustive and replaces the requirement for manual search for most categories. As such, the niche portal becomes a 'utility site'. SPC is a good example. Investors can view financial news, stock quotes, market quotes, trade tips and recommendations, read articles or look for related sites, both commercial and private, which pertain to their financial world. In the year since the format was updated the site has gained some 2000+ average daily unique visitors who rely on the site for these services and who become a particularly favorable audience for advertisers specializing in some facet of the industry.

The Company intends to compartmentalize the various tasks required to producing, operating and promoting niche portals and use the diverse skills of different individuals in each area. The Company already controls over 100 domain names that pertain to potential subjects for future niche portals, and continues to examine potential narrow interest groups amenable to its niche portal approach. As the Company recruits and employs more people who can build and promote such sites, the pace of site deployment will accelerate. The Company has recently secured office space located at 5655 S. Yosemite St. #109, Greenwood Village, Colorado and moved equipment into the space as of September 15, 2000. It is currently interviewing prospective employees who will be involved in development of software applications and graphic design and expects to complete initial staffing by 1st Quarter 2001. At this level of staffing the Company anticipates the launch of three niche portals per month.

In the 'assembly line' concept, once a site is designed and built and a library of relevant links is in place, marketing personnel will begin promoting the site via advertising, direct contact and message boards to build audience. Once an initial base of visitors is established and growing, other marketing personnel will begin pursuit of potential advertisers (see Section 3-D—marketing strategies). Principals in the company who have had experience in launching and promoting niche portals believe that it will commonly take 3 months to build a large enough directory of links to lure and retain site visitors. Once a certain traffic flow is then established they believe it will take an additional 2-3 months to court potential advertisers, resulting in notable revenues to the site and the Company. Fortunately, in contrast with print media such as magazines, the ongoing cost of posting information and maintaining the site is minimal, making the carrying cost of each niche portal a relatively small burden. RLI expects that niche sites will vary widely in acceptance and profitability. However, it is clear that a large portion of capital raised will be expended on site development and promotion, and revenues from advertising sales will lag considerably. The Company believes it has budgeted sufficient resources for staffing and other costs to carry it through until revenues can match ongoing costs and begin to produce a profit.

(c) Describe the industry in which the Company is selling or expects to sell its products or services. And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain a broader insight in assessing the Company's prospects.

Relevant Links, Inc. will operate within the world of the Internet, which is an explosively successful and rapidly growing world-wide industry with numerous applications. The vast majority of revenues anticipated by the Company will be derived from advertising sales. By producing niche portals, the Company will generate a very narrowly defined audience (i.e. horse lovers or coin collectors). This is a dream for advertisers seeking to display to such a selected audience, as opposed to a shotgun approach like a freeway billboard. This represents a competitive advantage not against other niche portals but against other generalized web sites and other media like newspapers and radio with unfocused, broad audiences.

Internet web site advertising is measured and billed per one thousand impressions. For example, one web page displayed with an advertising banner to one thousand individuals visiting the site represents the basic unit of advertising. Management of RLI believes that the industry norm at this time is approximately $50 per thousand impressions. One web page can exhibit up to three banners (each yielding an impression), or fewer banners and more buttons (smaller displays). Also, RLI intends to offer boldface listing of links, colored links and other enhanced listings for which it will charge advertisers. Advertising revenue generated will be directly related to the number of site visitors and the number of individual pages they request and view. Management feels that it is fair to expect advertising revenues of between $2,000 to $6,000 per month per site after a full year of operation, based on experience with Stockpickcentral.com and Coincrazy.com. The inherent advantage in soliciting advertising for Niche Portals is their highly focused viewership comprised of only affinity group members, so management is confident it will succeed in securing advertising at rates at least the industry norm for impressions.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company's core business is the construction and operation of Niche Portals, which includes solicitation of advertising for revenues. This is largely due to the two years' experience operating two Niche sites: Stockpickcentral.com and Coincrazy.com.

As a general statement, advertisers seek to expose their product or service to the most receptive possible audience (those already prone to using its products or services or already using a competitor's products or services); and encourage a bidding process among competing media in order to secure the most exposure at the lowest possible cost.

The Company plans to employ a unique marketing approach. Niche portal Link Directories are designed to list links for all relevant or topic related companies as a service to visitors. These are the natural targets for advertising, since they depend on Internet traffic to generate a portion of their sales. The Company plans to provide free links to each relevant site it verifies as authentic and useful, which should generate a modest traffic flow to the 'satellite' site. Once the link is established and the Company niche portal site begins to gain visitors, the Company will approach the satellite sites to sell advertising as an 'up-sell' rather than a cold call. The effect of the existing free link is to provide some advertising benefit to the satellite site; the selling effort is to enhance that link via banner advertising adjacent to the link or on other pages. Given the pre-existing relationship with the satellite site, the Company expects a more effective campaign than would otherwise be the case.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Relevant Links, Inc. is a newly formed company with a limited operating history and does not currently have a backlog of written firm orders for products or services as of a recent date, nor does the Company have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

The Company has launched one auction site, numisbid.com, and expects to launch a number of niche portals in the near future. No effort has yet been made to secure advertising for numisbid.com.

The company has acquired the assets of CoinCrazy and StockPickCentral, each of these sites currently fully functional and ready for advertising sales. Some limited efforts are currently being made to secure additional advertising for these sites.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	1	2
Operations	2	5
Clerical	0	1
TOTAL	3	8

NOTE: The current employees are the officers of the company.

None of the Company's employees are subject to collective bargaining agreements.

The Company does not currently have any supplemental benefits or incentive agreements with any of its employees.

The Company does intend to offer stock ownership incentives to employees in an effort to secure high quality programming and artistic design talent, as well as business management. No firm structure has yet been derived at this date.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The registered office of this corporation is in the State of Colorado. The corporation may also have offices at such other places both within and without the State of Colorado as the Board of Directors may determine or the business of the corporation may require.

<u>Premises</u>
It is vital that Relevant Links has both a virtual storefront facing the general public and a professional web interface with hi-bandwidth. The goal is for clients to be able to move between either medium according to their communications preference. This will also allow development on premises, and customer sites, according to our needs.

<u>Properties currently owned</u>:

5 desktop computers	$7500
1 Minolta CSPro 2050 copier	$9500
Software purchased	$4000
Approx. 100 reserved URL's	$3500
Misc. Office furniture	$6500
Office improvements (wiring, plants)	$1500

<u>Properties currently leased</u>:

Office space, 5655 S. Yosemite	$3058/mo. thru 2/02
Server (located in Studio City, Calif.)	$300/mo.

<u>Properties expected to be bought/leased in near future</u>:

One server	$300/mo.
5 additional computers	$5000
Conference Table, additional furniture	$3000

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's core business will be the construction and operation of unique 'Niche Portal' web sites utilizing a software application of the company's own design. This application will likely be copyrighted, and will represent considerable insight into niche portal site management that results from two years of experience. The effect of this software will be to make operating these sites easier and far more automated, but the sites could be constructed without this software with greater effort and ongoing attention. While this software innovation is important, it is not critical to operations.

The Company expects to spend around $75,000 in the next year for development, implementation and retrofitting of this application, either with outside parties or in-house personnel. In addition to the contemplated Relevant Links 1.0 (link-facilitating and site management software discussed above) the Company intends to author its own auction software application, at an estimated cost of $75,000, to incorporate several features it believes are needed. Again, the Company could and may use existing, off-the-shelf software applications for its early auction sites. It will likely also offer any newly created auction software to third parties under licensing. The main focus of these programming efforts is to attempt to automate the ongoing operation of niche portal and auction sites, allowing site users to input the necessary data periodically without large amount of supervision by RLI. Delays or a decision not to author such software would not stop launch efforts, but could affect ongoing operations as related to the development and continued operation of the portals.

Management expects that the software development projects will provide cost savings to internal operation. The potential licensing revenues are considered a secondary benefit. Expenditures for the development of these products will be budgeted as to not negatively impact development of the niche portal sites.

The terms of licensing contacts have not been determined at this time.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Relevant Links, Inc. business and products are not subject to material regulation (including environmental regulation) by any federal, state, or local government agency. The Company does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of the Company as to material and/or environmental regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Relevant Links, Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

The company has acquired the assets of CoinCrazy and StockPickCentral. The two web sites were purchased by the company from Mark A. Bogani, Treasurer and Secretary; Jeffrey Chatfield, a principal stockholder; and Stephen G. Slater, a director; for a value of $150,000 which was paid as shares of common stock and notes totaling $75,000.

No other applicable material mergers or acquisitions have occurred during the period of the Company's existence, incorporated on April 7, 1000, nor are any such mergers, acquisitions, spin-offs, or recapitalizations pending or anticipated. The Company has not undergone any stock split or dividend, or recapitalizations in anticipation of this offering or otherwise.

The Company may identify beneficial acquisitions in the future. However, none have been identified at this time.

4 (a). If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Company anticipates the following time frame for events that will create revenues:

Event or Milestone	Manner of Occurrence/ Method of Achievement	Number of Months After Receipt of Proceeds when should be accomplished
Advertising Site Test and Operation	Begin advertising solicitation for Coincrazy and Stockpickcentral. Begin Numisbid coin auction (test, no charge).	2
	Begin advertising solicitation for Numisbid. Begin charging commissions for Numisbid.	3
Staffing (Milestone)	Complete initial staffing requirements.	5
Niche Portal Development	Begin Niche Portal software application development. Begin creating new Niche Portals (using existing software).	6
	First new niche site launched	8
Marketing	Fulltime marketer trained/qualified; solicit and secure advertising for initial site(s).	9
Software Implementation (Milestone)	Niche Portal software application development completed. Upgrade existing sites and implement on new sites.	12
Software Development	Begin Auction software application development.	12
Profitability Checkpoint (Milestone)	Ad revenues from Niche sites surpass company expenses.	15
Software Implementation	Auction software application development completed. Sale/Licensing of auction software application begins.	18

The Company expects to derive its income from three sources: advertising sales on web sites, commissions from auction sales and the sale of software application licensing. The first of these is by far the largest. Advertising revenues are based on impressions made on page viewers, which will only take place after a site is launched, linked to other relevant sites and promoted. Two sites, Stockpickcentral.com and Coincrazy.com, are currently fully functional while others await the full creative and promotional process. Advertising revenues on each site should increase over time as new advertisers are secured and added and page demand increases as the site gains popularity.

Stockpickcentral.com ('SPC') and Coincrazy.com ('CC') are ready for intensive advertising sales. These were largely 'hobby' sites for Company principals for the past few years and were not aggressively pursued for advertising. Nevertheless, SPC has around $2,000/yr. in current advertising and CC has about $3,000. Now, however, SPC has some 2,000 unique visitors per day currently and CC some 1650 unique visitors per day and the Company has recently begun efforts to contact link holders for both sites to offer expanded exposure via banner advertising. A new advertising contract has been adopted (with Relevant Links, owner of the two sites) and the first confirmations of advertising were realized prior to Oct. 30, 2000. The company expects to take at least 90 days to exhaust prospective advertisers for these two sites in this round, but advertising solicitation will be ongoing permanently and the Company expects shortly to hire one or more employees whose sole duties will be advertising sales.

4 (b). State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (*See Question #'s 11 and 12*)

Advertising for Coincrazy and Stockpickcentral.
Numisbid site test and operation.

Stockpickcentral.com and Coincrazy.com are currently fully functional and ready for advertising sales. Any delay in exploiting these available revenue resources can be expected to impact profitability. Marketing and advertising sales for each of the other planned projects (niche portals, auction applications) could also be impacted if marketing resources needed for these projects are unavailable or delayed when needed.

Revenues from Numisbid.com, Coincrazy.com and Stockpickcentral.com are expected to occur within the 1st Quarter of 2001. One principal of the Company, Steve Slater, is a rare coin industry-recognized expert with broad connections with wholesale dealers and is currently soliciting business for the site. Numisbid.com will compete directly with other coin auction sites and will need to secure coin buyers and sellers in order to succeed. The Company is currently contacting these parties and offering the site for beta testing prior to Jan. 1 at no cost to either party. If insufficient volume of coins is offered or bid upon, both commission and advertising revenues from Numisbid could be severely impacted. The development of additional company owned sites could be delayed until the business model is refined and implemented to provide acceptable revenue.

Staffing

Staffing of skilled computer programmers and graphic arts professionals can be problematic. Such talent is in high demand. The company plans to integrate an incentive program involving equity in RLI to help in retaining top talent, but the competition for such talent is fierce. One company principal, Mark Bogani, is capable of all aspects of site design and construction, but without additional help the pace of site launches would be severely hindered and delayed.

Software application writing is the province of skilled programmers who are in great demand. As of this writing, RLI is not sure whether software application writing will be conducted in-house or contracted with outside suppliers. While it is hoped the time frames expressed for software are realistic, they are subject to delays that cannot be foreseen yet. Both Niche Portal and Auction sites can and will be constructed in the interim with existing, non-proprietary software applications. However, RLI hopes to customize these both for its own needs and possible resale to third parties. Thus, delays in software creation would not preclude site creation but would impact ongoing site management negatively and cause higher than anticipated operating costs as a result.

The amount of work required to design and construct a Niche Portal or Auction site, as well as identify and contact potential links is well understood. The pace could be negatively affected by the availability of labor as discussed above. Also, the growth of visitation could be slower than anticipated, which would impact advertising sales. The Company has based its projections on limited experience with niche sites. However, the negligible cost of ongoing site management helps make delays tolerable for existing sites.

Niche Portal Development
Niche Portal Software Implementation

The company's core business is the construction and operation of Niche Portals. The Niche Portal software application is intended to use programming design and techniques, including relational data base technology, to provide improved performance and site speed. Any delays in either the implementation or completion of the Niche Portal software application development project can be expected to similarly delay Relevant Links, Inc.'s ability to compete favorably in the market.

Marketing

Relevant Links, Inc. expects to derive its income from three sources: advertising sales on web sites, commissions from auction sales and the sale of software application licensing. Advertising sales from the web sites is by far the largest source of revenue from which income will be derived. At least one full-time qualified marketing representative must be found/hired/trained/qualified as scheduled. Any delay in the completion of this event can be expected to significantly impact profitability.

Auction Software Development
Auction Software Implementation

Relevant Links, Inc. foresees a need for a proprietary auction application specifically for "niche" interests that will take the concept of current auction applications and make it more efficient. Delays in the development or implementation of this improved auction application software will delay revenues from sales and licensing.

Profitability Checkpoint

Management will complete the definition and application of criteria (e.g., site visitations, sales) in an evaluation to determine if sufficient profitability has been achieved through niche portal development and application. The company's core business is the construction and operation of Niche Portals, and where results of this checkpoint indicate advertising revenues do not exceed operational expenses, management will implement controls and priorities, which may include the postponement of other desirable projects, to ensure Niche Portals' revenues achieve necessary levels.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

Relevant Links, Inc. is a development stage company without meaningful operational history; or net, after-tax earnings for the last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Relevant Links Inc. was incorporated on April 7, 2000; and did not have profits for the last fiscal year.

7(a). What is the net tangible book value of the Company? If deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for variation.

Relevant Links, Inc. current net tangible book value is $355,355.00 or $0.21 per share. Giving effect to the sale by the Company of all offered shares at the public offering price, the net tangible book value of the Company would be $1,055,355.00 or $0.51 per share which results in dilution to the new shareholders of $1.49 per share.

7(b). State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).

Relevant Links, Inc. is incorporated under the laws of the state of Colorado. The company has authorized 100,000,000 shares, 1,715,000 of which are issued and outstanding. Founders and directors hold 1,365,000 shares. The company has acquired the assets of CoinCrazy and StockPickCentral. The two web sites were purchased by the company from Mark A. Bogani, Treasurer and Secretary; Jeffrey Chatfield, a principal stockholder; and Stephen G. Slater, a director; for a value of $150,000, which was paid as 1,365,000 shares of common stock and notes totaling $ 75,000.

Name	Relationship	Date	Number of Shares
Mark A. Bogani	Treasurer/Secretary	8/00	650,000
Jeffrey Chatfield	Principal Stockholder	8/00	650,000
Stephen G. Slater	Director	8/00	65000
All Others (6)	Shareholders	7/00-10/00	350,000

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

8. **(a)** What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities in this offering.)   Assuming maximum offering is sold: 17 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.) Assuming maximum offering is sold: $4,130,000.00

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a). The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):

Use of Proceeds

	Maximum Offering Amount	Percent
Transfer Agent Fee	$1,000	.143
Printing Cost	$1,500	.214
Legal Fees	$25,000	3.57
Accounting Fees	$5,000	.38
Marketing	$100,000	14.29
Application Development	$150,000	21.43
Employee Salary (9 month reserve)	$172,500	24.64
Reserve for Additional Equipment	$75,000	10.71
Reserve for Account and Legal	$20,000	2.86
Reserve for Office Expenses and Lease	$37,000	5.29
Reserve for Additional Bandwidth	$47,000	6.71
Misc. and Unforeseen Expenses	$66,000	14.29
Total	$700,000	100%

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

9 (b). If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

Relevant Links, Inc. will use proceeds in the following order of priority:

    Transfer Agent
    Printing Costs
    Legal Fees
    Accounting Fees

    Working Capital
        Marketing
        Application Development
        Reserve for Employee Salary (9mo.)
        Reserve for Accounting and Legal
        Reserve for Office Expenses and Lease
        Reserve for Additional Bandwidth
        Misc. and Unforeseen Expenses

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

10 (b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Relevant Links, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. The company does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of the company or their associates.

10 (d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Relevant Links, Inc. does not have nor anticipates having within the next 12 months any cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the company to make payments. Relevant Links, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Relevant Links, Inc. fully anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months. An additional offering of securities could be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Relevant Links, Inc. may invest additional cash into the company as needed; however, no officer of the company has entered into any agreement, formal or informal, to invest additional cash.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

	Amount Outstanding	
	As of: October 31, 2000	As Adjusted For Maximum Offering
Debt:		
Short-term debt	$ 3,840.00	$ 3,840.00
Long-term debt	$ 75,000.00	$ 75,000.00
Total debt	$ 78,840.00	$ 78,840.00
Stockholders equity (deficit):		
Preferred stock	$ 0.00	$ 0.00
Common stock, No par value	$ 425,450.00	$ 1,125,450.00
Deficit accumulated in development stage	$ (0.00)	$ (0.00)
Retained earnings (deficit)	$ (70,095.00)	$ (70,095.00)
Total stockholders equity	$ 355,355.00	$ 1,055,355.00
Total Capitalization	$ 434,194.00	$ 1,134,194.00

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 100,000,000
Par or stated value per share, if any: None

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14.   The securities being offered hereby are:
[X]   Common Stock
[   ]   Preferred or Preference Stock
[   ]   Notes or Debentures
[   ]   Units of two or more types of securities composed of: _____
[   ]   Other: _____

15.   These securities have:

Yes	No	
	X	Cumulative voting rights
	X	Other special voting rights
	X	Preemptive rights to purchase in new issues of shares
	X	Preference as to dividends or interest
	X	Preference upon liquidation
	X	Other special rights or preferences (specify): _____

16.   Are the securities convertible?   [ ] Yes   [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17(a). If securities are notes or other type of debt securities:
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _____
3. Is there a mandatory sinking fund? Describe: _____
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: _____
7. If these securities are subordinated in right of payment of interest or principal,
   explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right
of payment of interest or principal? $_____
How much indebtedness shares in right of payment on an equivalent basis? $_____
How much indebtedness is junior (subordinated) to the securities? $_____

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding
Relevant Links, Inc. as securities are not notes or other types of debt securities.

17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding Relevant Links, Inc. as securities are not notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?	[ ] Yes	[ ] No
Are securities callable?	[ ] Yes	[ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Relevant Links, Inc. as securities are not Preference or Preferred Stock.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Relevant Links, Inc. is offering 350,000 shares of Common Stock.
Relevant Links, Inc. has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ 355,355.00 as of October 31, 2000.

PLAN OF DISTRIBUTION

21. The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Relevant Links, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Relevant Links, or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 17.

Relevant Links will offer its securities through Bruce Penrod, President of Relevant Links, Inc., and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Penrod is an associated person of the company as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

> The president is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

> The president will not be compensated for his participation in the sale of company securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

> The president is not an associated person of a broker or dealer at the time of participation in the sale of company securities.

The president will restrict his participation to the following activities:

> Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

> Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

> Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this Prospectus, the company for the sale of securities being offered has retained no broker. In the event we retain a broker who may be deemed an underwriter, an amendment to the registration statement will be filed.

22.   Describe any compensation to selling agents or finders, including cash, securities, contracts
or other consideration, in addition to cash commissions set forth as a percent of the offering
price on the cover page of this Offering Circular. Also indicate whether the Company will
indemnify the selling agents or finders against liabilities under the security laws. ("Finders"
are persons who for compensation act as intermediaries in obtaining selling agents or otherwise
making introductions in furtherance of this offering.)

No commissions or fees, including any form of compensation to selling agents or finders, will
be paid directly or indirectly by Relevant Links, Inc., or any of its principals.

Relevant Links, Inc. may decide to use a broker-dealer registered with the NASD and will
amend its registration statement by post-effective amendment to identify the selected broker-dealer
and disclose the compensation to be paid for those services.

23.   Describe any material relationships between any of the selling agents or finders and the
Company or its management.

Relevant Links, Inc., or any of its principals, will <u>not</u> use selling agents or finders for the
selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling
the securities, and the nature of any relationship between the selling agents or finders and the
Company, a potential investor should assess the extent to which it may be inappropriate to
rely upon any recommendation by the selling agents or finders to buy the securities.

24.   If this offering is not being made through selling agents, the name(s) of persons at the
Company through which this offering is being made:

Name: Bruce Penrod, President
Address: 5655 S. Yosemite St. #109
                 Greenwood Village, Colorado 80111
Telephone: (720) 346-0006

25.   If this offering is limited to a special group, such as employees, or is limited to a certain number
of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject
to any other limitations, describe the limitation and any restrictions on resale that apply.
Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

Relevant Links, Inc. is not limiting this offering to any special group or number of individuals,
nor is the offering subject to any other limitations.

26 (a). Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

There is no minimum proceeds set for this Offering. All funds received in this offering will be deposited directly into the corporate general account.

(b). Date at which funds will be returned by escrow agent if minimum proceeds are not raised: __/__/____
Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

No escrow is required. There is no minimum proceeds set for this Offering.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares were issued to officers of Relevant Links, Inc. and were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.

All shares currently issued were issued to officers of Relevant Links, or close investors subject to exemptions to registration, and are subject to a minimum one-year restriction on resale.

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Relevant Links, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer**   **Title:**   PRESIDENT
Chief Executive Officer

Name: Bruce Penrod   Age: 51
Office Street Address: 5655 S. Yosemite St. #109   Telephone: (720) 346-0006
Greenwood Village, CO 80111

Bruce Penrod is the current president and majority owner of Birch Street Communications, Inc., a Denver based telecommunications firm with interests in International Telephony and broadband wireless projects. He also consults various Internet related companies on marketing strategies. Prior to his involvement with Birch Street Communications, Mr. Penrod was a principal in the oil and gas business for the ten years between 1984-95. During that time, companies run by Mr. Penrod pioneered a new technology for oil recovery – the mobile swab method, and those companies ultimately owned and operated over 800 wells in Texas and New Mexico, making them among the largest in well bore ownership in each state. Mr. Penrod oversaw the manufacture of seven mobile swab units of proprietary design and the companies set records for footage, depth, and volume of production.
Mr. Penrod will be responsible for advertising sales and marketing.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
Birch Street Communications	President, Chief Operating Officer	1997 - present
	Responsibilities: Oversee operations of telecommunications applications company merging telephony with Internet technology for marketing and sales.	
North American Digicom	Regional Director of Marketing	1996 - 1997
	Responsibilities: Direct marketing activities for full facilities based carrier operations.	

Education:

Degree	School	Date
Economics, BA	Duke University	1971

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: n/a

30.   **Chief Operating Officer**

Question 30 is shown for continuity; and, is not applicable. Relevant Links, Inc. does not currently have designated a Chief Operating Officer. Mr. Bruce Penrod, President and Mr. Mark Bogani, Secretary and Treasurer will share operational duties.

31. **Chief Financial Officer** Title: DIRECTOR
Secretary/Treasurer

Name: Mark A. Bogani Age: 35
Office Street Address: 5655 S. Yosemite St. #109 Telephone: (720) 346-0006
Greenwood Village, CO 80111

Since attending college from 1983-1987 (Univ. of Colorado—Denver and Metropolitan State College), majoring in Computer Information Systems, Mark has both worked for and founded a variety of firms in the areas of securities, precious metals, collectibles and rare coins, with a particular emphasis on computer system management. During 1988-90 he co-founded the Inverness Financial Publications, Inc., a financial public relations firm that specialized in producing corporate profiles and investor relations media for public companies. From 1990-98 he was Marketing Manager, Systems Administrator and IT Manager for London Coin Galleries, with locations throughout the Southern California area. During the same period, 1994-7 he co-founded the World Mint Agency, Inc., compiling catalogs on collectibles, precious metals and rare coins to international clientele. In 1997 Mr. Bogani founded Web Ventures Group, LLC., an Internet consulting firm. Since that time he has designed, implemented and maintained more than 40 web sites both for personal business use and for other clients. Among the company's own sites are two highly successful interest group sites—STOCKPICKCENTRAL.COM and CoinCrazy.com. Each site has proved a large, commercial success.

Mr. Bogani's expertise extends to numerous computer programming languages including HTML, XML, DHTML, PERL and CGI; and software applications including Adobe Photoshop and Illustrator and Microsoft. His role within Relevant Links will be the implementation of site interfaces for all selected micro-portal subjects and other proprietary programs undertaken by RLI. As the company grows and becomes self-sufficient, Mr. Bogani will spend more time as a "Conceptual Artist" and less time as systems administrator.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
Web Ventures Group, LLC.	Director	1998 - Present
Responsibilities:	Research, conceptualize, and manage every aspect of small corporate web sites and e-commerce.	
London Coin Galleries	Marketing Manager, Systems Administrator, IT Manager	1990 - 1998
Responsibilities:	Manage sales material development and distribution, interact with prospective clients, administer computer systems operation.	
World Mint Agency	Co-founder	1994 - 1997
Responsibilities:	Manage the design compilation, and distribution of catalogs on collectibles, precious metals, and rare coins to international clients.	

Education:
Mr. Bogani attended the University of Colorado - Denver and Metropolitan State College from 1983-1987.

Also a director of the Company   [X] Yes   [   ] No
Indicate amount of time to be spent on Company matters if less than full time: n/a

32. Other Key Personnel   Title: Director

Name: Stephen Slater
Office Street Address: 5655 S. Yosemite St. #109   Telephone: (720) 346-0006
                        Greenwood Village, CO 80111

Mr. Slater attended Metropolitan State College in Denver, CO between 1981 and 1984, majoring in business and finance. From 1984 through 1987 he worked for several large numismatic firms. In 1987, he started his own company, Slater Numismatics, which he still owns and operates.
Stephen's numismatic ability and reputation has grown through the years and he is nationally renowned as a grading expert, often consulted for his expert opinions by other dealers and graders. He is a course instructor in Advanced Grading for the American Numismatic Association in Colorado Springs, Colorado.
Mr. Slater conceptualized CoinCrazy.com and worked closely with its creation. Upon the acquisition of CoinCrazy.com by Relevant Links, Inc. in August of 2000, Mr. Slater was appointed to the Board of Directors of Relevant Links, Inc. His numismatic expertise and reputation will play a major role in the growth and success of both CoinCrazy.com and NumisBid.com.

Also a director of the Company   [X] Yes   [   ] No
Indicate amount of time to be spent on Company matters if less than full time: %

DIRECTORS OF THE COMPANY

33.   Number of Directors: 3
        If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

        The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the By-Laws of Relevant Links, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34.   Information concerning outside or other Directors (i.e., those not described above):

        Relevant Links, Inc. has no other Directors other than those previously described.

35(a). Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

        Mr. Mark A. Bogani has both worked for and founded a variety of firms in the areas of securities, precious metals, collectibles and rare coins, with a particular emphasis on computer system management.

        Mr. Stephen Slater conceptualized CoinCrazy.com and worked closely with its creation.

35(b). If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

        No non-compete or non-disclosure agreements exist between the management of Relevant Links and any prior or current employer.

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

        During 1988-1990, Mr. Mark A. Bogani co-founded the Inverness Financial Publications, Inc., a financial public relations firm that specialized in producing corporate profiles and investor relations media for public companies. During the period, 1994-1997 he co-founded the World Mint Agency, Inc., compiling catalogs on collectibles, precious metals and rare coins to international clientele. In 1997 Mr. Bogani founded Web Ventures Group, LLC., an Internet consulting firm. Since that time he has designed, implemented and maintained more than 40 web sites both for personal business use and for other clients.

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

        All key personnel are employees of the company.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Relevant Links, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel, but plans to acquire $1 Million life insurance on Mark Bogani in the near future..

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Directors of Relevant Links, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, Officers, Directors, or key personnel of Relevant Links, Inc..

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not those persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Relevant Links, Inc. is incorporated under the laws of the state of Colorado. The company has authorized 100,000,000 shares, 1,715,000 of which are issued and outstanding. Founders and directors hold 1,365,000 shares, and 350,000 shares were issued through a private placement.

Name	Class of Shares	Number of Shares	Average Price Per Share	% of Total Outstanding
Mark A. Bogani	Common Stock	650,000	$ 0.05	38
Jeffrey Chatfield	Common Stock	650,000	$ 0.05	38
Moon Lew	Common Stock	250,000	$ 1.00	15

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 715,000 shares (42% total outstanding)

After offering: a) Assuming minimum securities sold: 715,000 shares (41.7% of total outstanding)
(There is no minimum proceeds set for this Offering, assumption is zero sold.)

b) Assuming maximum securities sold: 715,000 shares (34.6% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39(a). If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Relevant Links, Inc. are related by blood or marriage.

39(b). If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Relevant Links, Inc. has not, nor proposes to do so in the future, made loans or do business with any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

No loans of any kind have been consummated or are contemplated between the Company and any officer or director. The company may purchase web addresses ('URL's') from Mark Bogani and has already purchased the existing web site 'Stockpickcentral.com' from him. The company acquired the assets of CoinCrazy and StockPickCentral; the two web sites were purchased by the company from Mark A. Bogani, Treasurer and Secretary; Jeffrey Chatfield, a principal stockholder; and Stephen G. Slater, a director; for a value of $150,000, which was paid as 1,365,000 shares of common stock and notes totaling $75,000.

39(c). If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Relevant Links, Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

40. **(a)**. List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Relevant Links, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Relevant Links, Inc.

No employment agreements currently exist or are contemplated until the company is profitable.

Remuneration is expected to be paid, as follows:

Name	Position	Remuneration
Mark A. Bogani	Secretary/Treasurer	Beginning August 1, 2000 - $5,000 per month or $60,000 per year Beginning August 1, 2001 - $6,250 per month or $75,000 per year
Bruce Penrod	President	Beginning January 1, 2001 - $3,000 per month or $36,000 per year
Stephen Slater	Director	No salary/remuneration at this time.

The Company also paid $20,833 to a key person, the relationship was not beneficial to the Company and was terminated.

41(a). Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. *Not Applicable*
State expiration dates, exercise prices, and other basic terms for these securities: *Not Applicable*

41(b). Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c). Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of Relevant Links, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

Relevant Links, Inc. is highly dependent on the availability of services from personnel in specific operational assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with the company. No specific arrangements with any personnel have been made, or are presently contemplated.

Note: After reviewing the above potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Relevant Links, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Relevant Links, Inc., is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review the details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Relevant Links, Inc. is not aware of any additional or miscellaneous factors, either adverse of or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this Offering Circular.

FINANCIAL STATEMENTS

46.   Financial statements, as required for Offering Circular.

CONTENTS

<u>Document</u>

<u>Page</u>

RELEVANT LINKS, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM
APRIL 7, 2000 (INCEPTION)
TO
OCTOBER 31, 2000

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Relevant Links, Inc.

I have audited the balance sheet of Relevant Links, Inc. (a development stage company) as of October 31, 2000, and the related statements of operations, shareholders' equity, and cash flows from April 7, 2000 (inception) through October 31, 2000.   These financial statements are the responsibility of the Company's management.   My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Relevant Links, Inc. as of October 31, 2000, and the results of its operations, and its cash flows from April 7, 2000 (inception) through October 31, 2000, in conformity with generally accepted accounting principles.

/s/

Craig W. Conners
Certified Public Accountant
San Diego, California
November 28, 2000

See Accompanying Accountants Notes to Financial Statements

Page F-2

RELEVANT LINKS, INC.
(A Development Stage Company)

Balance Sheet
October 31, 2000

ASSETS

Current Assets
    Cash $260,336
    Accounts Receivable   400

Fixed Assets
    Computer Equipment   4,592
    Office Furniture   3,544
    Less: Accumulated Depreciation   (949)

Other Assets
    Intangible Assets (Domain Names)   150,000
    Organizational Costs   15,000
    Less: Accumulated Amortization   1,750   13,250

    Security Deposits   3,021

Total Assets   434,194

LIABILITIES & SHAREHOLDERS EQUITY

Current Liabilities
    Accounts Payable   899
    Accrued Salary   2,940

    Long Term Liabilities
    Note Payable-Acquisition   75,000
Total Liabilites   78,840

Shareholder's Equity
    Capital Stock (no par value; 100,000,000 authorized;
    1,715,000 issued and outstanding)   425,450
    Retained Earnings (Loss)   (70,095)
Total Shareholders Equity   355,355

Total Liabilities & Shareholder's Equity   434,194

See Accompanying Accountants Notes to Financial Statements

Page F-3

RELEVANT LINKS, INC.
(A Development Stage Company)

Statement of Operations
April 7, 2000 (inception) Through October 31, 2000

Income

Advertising Income	$	800
Less: Cost of Goods Sold-Server Expenses		904
Gross Profit		(104)

Expenses

Advertising	125
Bank Service	12
Dues & Subscriptions	12
Employee Benefit	742
Office Supply	3,690
Outside Services	1,241
Payroll-Officer Salary	40,833
Payroll-Other	2,855
Postage & Delivery	65
Printing & Reproduction	46
Professional Fees	875
Rent	6,043
Repairs	257
Software Expense	2,689
Telephone	1,900
Training	995
Meals & Entertainment	856
Travel	4,056
Depreciation	949
Amortization	1,750
Total Operating Expenses	69,986
NET INCOME	(70,095)

See Accompanying Accountants Notes to Financial Statements

Page F-4

RELEVANT LINKS, INC.
(A Development Stage Company)

Statement of Shareholder's Equity
April 7, 2000 through October 31, 2000

Common Stock

	Shares	Amount
Balance, April 7, 2000 (inception) August 1, 2000 issued shares for two existing businesses Stock Pick Central.com and Coin Crazy.com	1,365,000	$ 75,000
June 1, 2000 through October 31, 2000 shares sold in private placement offering (1.00 per share net of offering costs)	350,000	$350,000
Additional Paid In Capital		450
Total Shareholder Equity Before Operation	1,715,000	$425,450
Net Loss from April 7, 2000 through October 31, 2000		(70,095)
Shareholders Equity		355,355

See Accompanying Accountants Notes to Financial Statements

Page F-5

RELEVANT LINKS
(A Development Stage Company)

Statement of Cash Flows
April 7, 2000 (inception) through October 31, 2000

Operating Activities	
Net Income	(70,095)
Adjustments to reconcile Net Income	
Accounts Receivable	(400)
Accounts Payable	898
Notes Payable	75,000
Payroll Liabilities	2,941
Amortization Expense	1,750
Depreciation Expense	949
Net cash provided by Operating Activities	11,043
Investing Activities	
Organizational Costs	(15,000)
Computer Equipment	(4,592)
Office Furniture	(3,544)
Intangible Assets: Domain Names	(150,000)
Security Deposits	(3,021)
Financing Activities	
Capital Stock	425,450
Net Increase for period 4/7/00-10/31/00	260,336
Cash at End of Period	260,336

See Accompanying Accountants Notes to Financial Statements

Page F-6

RELEVANT LINKS, INC.
(A Development Stage Company)

Summary of Significant Accounting Policies

Development Stage Company

Relevant Links, Inc. (the "Company") entered the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises" on April 7, 2000. The Company is a corporation formed in the State of Colorado on April 7, 2000 and is an internet based company doing business through two "niche portals" stockpickcentral.com and coincrazy.com which were acquired by the Company.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The acquisition of stockpickcentral.com and coincrazy.com for $100,000 and $50,000 respectfully was the result of such estimates. Management used the internet appraisal firm greatdomains.com to value these entities.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Equipment and Depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method.

Upon retirement of disposition of the furniture and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Web Site Development

The Company expenses all internal and external costs incurred do develop internal-use computer software. As a development stage company, management has determined there is no assurance the web site will provide substantive service potential to the Company.

See Accompanying Accountants Notes to Financial Statements

Page F-7

RELEVANT LINKS, INC.
(A Development Stage Company)

Summary of Significant Accounting Policies
(continuation)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted loss per share.

Fair Value of Financial Instruments

SFAS 107 "Disclosures About Fair Value of Financial Instruments" requires certain disclosures regarding the fair value of financial instruments. The Company only financial instrument was cash at October 31, 2000. It should be noted that Federal Depository Insurance Corporation (FDIC) only insures up to $100,000 per account. The Company has more than that which is insured in one account and as such is a contingency which needs to be disclosed.

See Accompanying Accountants Notes to Financial Statements

Page F-8

RELEVANT LINKS, INC.
(A Development Stage Company)

Notes To Financial Statements

Note A: Nature of Organization

The Company was incorporated under the laws of the State of Colorado on April 7, 2000. The company is a developmental stage corporation in accordance with SFAS No. 7. The company operates two internet sites stockpickcental.com and coincrazy.com which are "niche portals". The creation of these two sites are intended to serve special interest groups as a general directory site and venue for Internet banner ads targeted to a specific user interest.

Note B: Related Party Transactions

The two web sites stockpickcentral.com and coincrazy.com were purchased by the company from Mark A. Bogani, Treasurer and Secretary and shareholder of 650,000 shares; Jeffrey Chatfield, for 650,000; and Stephen G. Slater, shareholder of 65,000 shares for a total of 1,365,000.

Note C: Income Taxes

A reconciliation of U.S. statutory federal income tax relate to the effective rate is as follows:

	Oct 31, 2000
U.S. federal statutory graduated rate	15.00%
State income tax rate, net of federal	7.51%
Net operating loss for which no tax benefit currently available	22.51%

On October 31, 2000, deferred taxes consisted of a net tax asset of $15,778, due to operating loss carryforwards of $70,095, which was fully allowed for in the valuation allowance of $15,778. Net operating carryforwards will expire through 2020.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Page F-9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

This current loss is a result of formation and initial operational costs. Relevant Links, Inc. was formed in April of 2000 and has not begun to sell its products. Management expects revenues from currently functional web sites, as well as the successful marketing of products to be developed, to be sufficient to cause the company to become profitable within the next fiscal year.

48. Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Relevant Links, Inc. is newly formed and has not had a prior fiscal year.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%
What is anticipated gross margin for next year of operations? _____%
If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Relevant Links, Inc. is newly formed and has not had a prior fiscal year.

50. Foreign sales as a percent of total sales for last fiscal year:____%
Domestic government sales as a percent of total domestic sales for last fiscal year:____%
Explain the nature of these sales, including any anticipated changes:

Relevant Links, Inc. is newly formed and has not had a prior fiscal year.

SIGNIFICANT PARTIES

DIRECTORS

Name	Business Address	Residential Address
Bruce Penrod	5655 S. Yosemite St. #109 Englewood, Co. 80111 (720) 346-0006	1625 S. Birch St. #801 Denver, Co. 80222
Mark A. Bogani	5655 S. Yosemite St. #109 Englewood, Co. 80111 (720) 346-0006	6565 S. Syracuse Way #2703 Englewood, Co. 80111
Stephen Slater	5655 S. Yosemite St. #109 Englewood, Co. 80111	9627 S. Timberhawk Cir. #22 Highlands Ranch, Co. 80126

UNDERWRITERS

Should Relevant Links, Inc. seek the services of a broker-dealer in connection with this offering, the company will amend this registration statement by post-effective amendment.

A broker-dealer that sells securities in this type of offering would be deemed an underwriter as defined in Section 2(ii) of the Securities Act and would be required to obtain a no objection position from the NASD regarding compensation and underwriting terms.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Relevant Links, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Relevant Links, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Relevant Links, Inc.

SELLING SECURITY HOLDERS

No security holders of Relevant Links, Inc. is offering securities; nor has held any position, office, or material relationship within the past three years with Relevant Links, Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Relevant Links, Inc. has never had nor anticipates having changes in or disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned (or declined to stand for re-election) or was dismissed.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Colorado from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Relevant Links, Inc..

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of Relevant Links, Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of loyalty to Relevant Links or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the Colorado Corporate Code, or any Colorado State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Relevant Links, Inc. will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The Directors and Officers of Relevant Links, Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Relevant Links, Inc..

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount	Percent*
Transfer Agent Fee	$ 1,000.00	0.14%
Printing Cost	$ 1,500.00	0.21%
Legal Fees	$25,000.00	3.57%
Accounting Fees	$ 5,000.00	0.71%
Total	$ 32,500.00	4.63%

*Percent - Indicates percentage of proceeds from Offering used, assuming maximum subscriptions.

No securities are being registered for sale by security holders.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

   a. Include any prospectus required by section 10(a)(3) of the Securities Act;
   b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
   c. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.   In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

1,365,000 outstanding shares were issued to officers of the Company were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

350,000 shares were issued in a private offering as exempted transactions under Regulation "D" , Section 4(2) of the Securities Act of 1933, 4(6) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

There are no other outstanding shares.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(3)	Charter and By-Laws		
	(i) Charter	A1	51
	Articles of Incorporation	A2	52
	(ii) By-Laws	B1 - B5	53 - 57
(4)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 3(i) - Articles of Incorporation, Article IV Exhibit 3(ii) - By-Laws, Article I, Section 5	
(5)	Opinion re: legality	E1	58
(23)	Consents		
	(i) Consent of Accountant	E2	59
	(ii) Consent of Attorney	E3	60
(27)	Financial Data Schedule		
(99)	(i) Subscription Agreement	S1	61

DESCRIPTION OF EXHIBITS

(3)	(i) Charter	Corporate Charter of Relevant Links, Inc. and Articles of Incorporation of Relevant Links, Inc., a Colorado corporation, as filed April 07, 2000.
	(ii) By-Laws	By-Laws of Relevant Links, Inc. adopted August 15, 2000.
(4)	Instruments defining the rights of security holders	Included by reference, that portion(s) of Articles of Incorporation and By-Laws stating specified security holders rights.
(5)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.
(23)	Consents (i) Consent of Accountant (ii) Consent of Attorney	The written consents of the accountant and attorney, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.
(27)	Financial Data Schedule	Financial content for recent fiscal year or interim period as required and generated for electronic filers.
(99)	Subscription Agreement	Subscription Form to be used on conjunction with the purchase of securities in this offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of___Denver___; State of _____Colorado_____;

on ___December 12, 2000__.

REGISTRANT: __Relevant Links, Inc.__

By: _/S/_____Bruce H. Penrod, President_
         (Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) /S/___Bruce H. Penrod_____(Title) _President_____ (Date) December 12, 2000

(Signature) /S/___Mark A. Bogani_____(Title) _Secretary/Treasurer_____ (Date) December 12, 2000